Exhibit 99.1

Golden Star Announces the Cash Repayment of Convertible Debentures

TORONTO, Aug. 16, 2021 /CNW/ - Golden Star Resources Ltd. (NYSE American: GSS) (TSX: GSC) (GSE: GSR) ("Golden Star" or the "Company") announces the cash repayment of the 7% convertible debentures which matured on August 15, 2021 ("the Convertible Debentures"). The Convertible Debentures were, subject to certain limitations, convertible into common shares at a conversion rate of 222.2222 per US$1,000 principal amount of 7% Convertible Debentures at conversion price of approximately US$4.50 per common share. The $51.5 million ("m") cash repayment settles the Convertible Debentures in full, thus removing the liability from the balance sheet and the risk of equity dilution. All references herein to "$" are to United States dollars.

The 7% Convertible Debentures were issued in August 2016 for US$65m and prior to maturity US$51.5m were outstanding. Interest on the Convertible Debentures was payable semi-annually on February 1 and August 1 of each year until maturity on August 15, 2021.

Concurrent with the cash repayment of the Convertible Debentures, the Company met the conditions precedent for draw-down of the recently upsized senior secured credit facility with Macquarie Bank Limited (the "Macquarie Credit Facility"). These conditions included a minimum cash balance of $35m post repayment of the Convertible Debentures if the funds drawn from the Macquarie Credit Facility were to be applied to the cash repayment of the Convertible Debentures.  With these conditions met, the Company drew down on the remaining $29.2m of available liquidity. As of the date hereof, the $90m Macquarie Credit Facility is fully drawn.

Andrew Wray, Chief Executive Officer of Golden Star, commented:

"The repayment of the Convertible Debentures is an important step in the strengthening and progression of our balance sheet over the last 18 months. This deleveraging event removes the significantly more expensive facility from our balance sheet and therefore lowers our cost of capital. It is also positive to see the Convertible Debentures repaid in cash, with no equity dilution.

From Q1 2020 to the end of Q2 2021 we successfully halved the Company's net debt position, while also investing approximately $80m in the business. This has repositioned the balance sheet providing an appropriate funding structure with attractive debt ratios. We therefore look forward to delivering on the future growth of the Wassa mine with a stronger balance sheet and significant investment already completed, at the same time as we are continuing to make good progress on delivering the operational improvements to support a consistent increase in production volumes."

Company Profile:

Golden Star is an established gold mining company that owns and operates the Wassa underground mine in the Western Region of Ghana, West Africa.  Listed on the NYSE American, the Toronto Stock Exchange and the Ghanaian Stock Exchange, Golden Star is focused on delivering strong margins and free cash flow from the Wassa mine.  As the winner of the Prospectors & Developers Association of Canada 2018 Environmental and Social Responsibility Award, Golden Star remains committed to leaving a positive and sustainable legacy in its areas of operation.

Statements Regarding Forward-Looking Information

Some statements contained in this news release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward looking information" within the meaning of Canadian securities laws and include but are not limited to, statements and information regarding the Company's ability to deliver on the future growth of the Wassa mine. Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Investors are cautioned that forward-looking statements and information are inherently uncertain and involve risks, assumptions and uncertainties that could cause facts to differ materially. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: gold price volatility; discrepancies between actual and estimated production; mineral reserves and resources and metallurgical recoveries; mining operational and development risks; liquidity risks; suppliers suspending or denying delivery of products or services; regulatory restrictions (including environmental regulatory restrictions and liability); actions by governmental authorities; the speculative nature of gold exploration; ore type; the global economic climate; share price volatility; foreign exchange rate fluctuations; risks related to streaming agreements and joint venture operations; the availability of capital on reasonable terms or at all; risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions including financial and other risks resulting from the impact of the COVID-19 global pandemic; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in mineral reserves and mineral resources, grade or recovery rates; mine development and operating risks; an inability to obtain power for operations on favorable terms or at all; mining plant or equipment breakdowns or failures; an inability to obtain products or services for operations or mine development from vendors and suppliers on reasonable terms, including pricing, or at all; public health pandemics such as COVID-19, including risks associated with reliance on suppliers, the cost, scheduling and timing of gold shipments, uncertainties relating to its ultimate spread, severity and duration, and related adverse effects on the global economy and financial markets; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; litigation risks; the quantum and timing of receipt of the proceeds from the sale by the Company of its interest in Bogoso-Prestea; and risks related to indebtedness and the service of such indebtedness. Although Golden Star has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that future developments affecting the Company will be those anticipated by management. Please refer to the discussion of these and other factors in Management's Discussion and Analysis of financial conditions and results of operations for the year ended December 31, 2020 and in our annual information form for the year ended December 31, 2020 as filed on SEDAR at www.sedar.com. The forecasts contained in this press release constitute management's current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received. While we may elect to update these estimates at any time, we do not undertake any estimate at any particular time or in response to any particular event.

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SOURCE Golden Star Resources Ltd.

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%CIK: 0000903571

For further information: please visit www.gsr.com or contact: Michael Stoner, Investor Relations and Business Development, +44 020 8167 7000, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 07:30e 16-AUG-21